FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2012

1.            DATE, TIME AND PLACE: On the twenty seventh day of April 2012, at 2 p.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nº 3.142, in the Capital of the State of São Paulo.

2.            CALL: Call notice duly published on the State of São Paulo Official Register, issues of April 12, 13, and 14, 2012, on pages 38, 87, and 59, respectively, and in “O Estado de São Paulo” newspaper, issues of April 12, 13 and 14, 2012, on pages B4, B7 and B16, respectively.

3.            QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held. Also presented Mrs. José Antonio de Almeida Filippo, Vitor Fagá de Almeida and Fernando Custódio Zancope, Executive Officers of the Company, Mrs. Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians, members of the Fiscal Council, and Mrs Sergio Citeroni and Antonio Fioravantti, representatives of Ernst&Young Terco Auditores Independentes.

4.            MEETING BOARD:  Mr. Enéas César Pestana Neto, Chief Executive Officer of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, André Rizk, to act in the capacity of his Secretary.

5.            AGENDA:  In place of Annual Meeting:  (i) Reading, discussion and voting of the financial statements concerning the fiscal year ended on December 31, 2011; (ii) Approval of the Management Proposal to designate the income of the fiscal year ended on December 31, 2011; (iii) Approval of the Capital Budgeting; (iv) Election of the members of the Fiscal Council; (v) the establishment of the global annual compensation of the members of Board of Directors, Advisory Board, and Fiscal Council of the Company, including fringe benefits; and, in place of Special Meeting: (vi) Approval of the Management Proposal concerning the Investment Plan for 2012; (vii) Approval of the Management Proposal concerning the ratification of the report concerning the incorporation of GAAM S.A. Comercial e Administradora by the Company, approved on the special general meeting held on September 30, 1997; (viii) Approval of the Management Proposal concerning the ratification of the acquisition of Sendas Distribuidora S.A. and the approval of the report concerning the evaluation referred the acquisition of Sendas Distribuidora S.A., in accordance with Art. 256, Paragraph 1st of Law 6.404/76; (ix) Approval of the Management Proposal related to the increase of the Company capital through the capitalization of the Reserve for Expansion and of the Reserve for Retained Earnings based on the Capital Budgeting, both created at the Annual Shareholders’ Meeting held on March 31, 2011, with the consequent increase of the Company capital in the amount of R$ 358.413.641,91, with no issuing of new shares, and amendment of Article 4 of the Company Bylaws; (x) Approval of the Management Proposal related to the increase of the Company capital through the capitalization of the special reserve for goodwill in the total amount of R$ 200.905.749,69, in that 20% of the total amount of the increase, that is, R$ 40.181.149,94, are capitalized, without the issuing of new shares, to the benefit of all the shareholders, and 80% of the total amount of the increase, that is, R$ 160.724.599,75, are capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A.; (xi) Approval of the Management Proposal related to the modification of the items a’, ‘f’, ‘g’, ‘k’, ‘n’, ‘o’ and ‘u’, of Paragraph 1st, of Article 2nd, and of Paragraph 2nd, of Article 12, of the Bylaws, and the inclusion of the Items ‘u’ e ‘v’, of the Paragraph 1st, of Article 2nd, with the consequent renumbering of the following Items, and the renumbering of Sole Paragraph, of Article 1st, of Company’s Bylaws; (xii)  Consolidation of the Company Bylaws.

6.            SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting, upon the absence of those legally incapable, resolved as follows:

In Place of Annual Meeting

6.1.         To approve, by unanimous vote of the present, the balance sheet and the other financial statements, concerning the fiscal year ended on December 31, 2011, without qualifications, published on the State of São Paulo Official Register on February 18, 2012, on pages 3 to 14, and in “O Valor Econômico” newspaper, on February 20 and 21, 2012, on pages A15 to A25.

6.2.         To approve, by unanimous vote of the present, the Management Proposal concerning the designation of the income of the fiscal year ended on December 31 2011, especially as regards the approval of distribution of dividends in the amount of one hundred and two million, nine hundred forty-eight thousand, seven hundred seventy-three Brazilian Reais and fifty three cents. (R$ 102,948,773.53), corresponding to: (i) R$ 0.372950601 per one common share; and (ii) R$ 0.410245661 per one preferred share. The total amount of dividends related to the fiscal year ended on December 31, 2011, distributed by the Company, including the amount of sixty-seven million, six hundred twenty-eight thousand, fifty-seven Brazilian Reais and sixty seven cents. (R$ 67,628,057.67) of dividends in advance already distributed, is one hundred seventy million, five hundred seventy-six thousand, eight hundred thirty-one Brazilian Reais and twenty cents (R$ 170,576,831.20), which corresponds to (i) R$ 0.617945504 per common share; and (ii) R$ 0.679740054 per preferred share. The proposed dividends shall be paid in Brazilian currency and within up to sixty (60) days from this date. All the shares shall be entitled to dividends on April 27, 2012 base date. As of April 30, 2012, the shares shall be negotiated “ex-right” to dividends.

6.3.         To approve, by unanimous vote of the present, the Company’s Capital Budgeting for the fiscal year of 2012, prepared by the Management, under Section 196 of Law 6,404/76.

6.4.         To elect, in Annual Meeting, by unanimous vote of the present, in order to make up the Company’s Fiscal Council, for a term of office of one (1) year, the following persons: Fernando Maida Dall’Acqua, a Brazilian citizen, married, university professor, bearer of the Brazilian Identity Card RG 4.146.438, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 655.722.978-87, residing and domiciled in the City Capital of the State of São Paulo, at Rua Carlos Queiroz Telles, nº 81, apt. 131; Mario Probst, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 4.745.481-7, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 029.415.318-74, residing and domiciled in the City Capital of the State of São Paulo, at Rua Robélia, nº 614; whose deputy members are, respectively, the following persons; Antonio Luiz de Campos Gurgel, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 2.575.484, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 030.703.368-68, residing and domiciled in the City Capital of the State of São Paulo, at Rua Professor Alexandre Correia, nº 321, apt. 72; and John Michael Streithorst, a Brazilian citizen, married, computing engineer, bearer of the Brazilian Identity Card RG 08.367.388-9, IFP-RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 001.186.767-17, residing and domiciled in the City Capital of the State of São Paulo, at Rua Desembargador Joaquim Barbosa de Almeida, 413, all elected in accordance with line ‘b’ of § 4º of article 161, Law 6,404/76. The members of the Board herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Fiscal Council herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

6.4.1.     In separated and in accordance with line ‘a’ of § 4º of article 161, Law 6,404/76, the preferred shareholders of the Company elected for a term of office of one (1) year, the following persons: Raimundo Lourenço Maria Christians, Brazilian citizen, married, accounting, bearer of the Brazilian Identity Card RG 8.957.492, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 033.848.668-27, residing and domiciled in the City Capital of the State of São Paulo, at Rua Traipu, nº 352, apto 41, CEP 01235-000, whose deputy member is William Pereira Pinto, Brazilian citizen, married, accounting, bearer of the Brazilian Identity Card RG 8.259.281-0, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 006.521.618-04, residing and domiciled in the City Capital of the State of São Paulo, at Rua Sapucaia, 1070, apto 204, Móoca, CEP 03170-050. The members of the Board herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Fiscal Council herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

6.5.         To fix, in Special Meeting, by unanimous vote of the present, the overall annual remuneration of the Company’s managers in the amount of fifty-two million, six hundred twenty-two thousand, two hundred eighty-nine Brazilian Reais (R$ 52,622,289.00), which shall be divided in the following manner: (i) seven million, eight hundred thirty six thousand and two hundred Brazilian Reais (R$ 7,836,200.00), designed to the Company Board of Directors; and (ii) forty-four million, seven hundred eighty-six thousand, eighty-nine Brazilian Reais (R$ 44,786,089.00), designed to the Executive Board, not considering the option to purchase shares of the current plan. Also, to fix that the overall annual remuneration of the Company’s Fiscal Council will be five hundred and four thousand of Brazilian Reais (R$ 504,000.00) and fixed that the overall annual remuneration of the Company’s Advisory Board will be one hundred ninety-two thousand (R$ 192,000.00).

In Place of Special Meeting

6.6.         To approve, by unanimous vote of the present, the Management Proposal concerning the Investment Plan for 2012, in the total amount of up to one One billion, nine hundred sixty-six million Brazilian Reais (R$ 1,966,000,000.00).

6.7.         To approve, by unanimous vote of the present, the Management Proposal concerning the new appraisal report issued by auditors MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, rectifying the report they issued on September 5, 1997, whose substance was approved at the Special Shareholders’ Meeting held September 30, 1997 and supported the merger of the company GAAM S/A Comercial e Administradora, among others, by the Company, which describes the assets and liabilities of the merged companies, including specifying the properties they owned, and, the report was available by means of the Company’s investeor relations website (www.gpari.com.br), as well as in Bovespa’s and CVM’s websites.

6.8.         To approve, by unanimous vote of the present, the Management Proposal concerning the ratification of the incorporation of Sendas Distribuidora S.A. (Art. 256, of Law n.º 6.404/76):

6.8.1.     To ratify, under the terms of art. 256 of Law 6.404/76, of the acquisition of the remaining participation of Sendas Distribuidora S.A. (“Sendas Distribuidora”) by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a subsidiary of the Company;

6.8.2.     the ratification of the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., a company headquartered in the Capital of the State of São Paulo, at Avenida Francisco Matarazzo, nº 1.400, Torre Torino, Água Branca, registered with the CNPJ/MF under nº 05.487.514/0001-37 (“PwC”), as the specialized company to proceed with the appraisal of the shares of Sendas Distribuidora, in relation to the Acquisition, for the purposes contemplated in art. 256 of Law 6.404/76

6.8.3.     the approval of the appraisal report prepared by PwC, under the terms of §1 of art. 256 of Law 6.404/76 (the “Appraisal Report”).

6.9.         To approve in Special Meeting, by unanimous vote of the present, the Management Proposal concerning the increase in the company capital, without the issuing of new shares, upon the capitalization of the Reserve of Expansion and of the Reserve if Retained Earnings based on the Capital Budgeting, both created at the Annual Shareholders’ Meeting held on March 31, 2011, in the amount of three hundred fifty-eight million, four hundred and thirteen thousand, six hundred and forty-one Brazilian Reais and ninety one cents (R$ 358,413,641.91), changing company capital from six billion, one hundred twenty-nine million, nine hundred and twenty thousand, two hundred and fifty-one Brazilian Reais and eighty one cents (R$ 6,129,920,251.81) to six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Brazilian Reais and seventy two cents (R$ 6,488,333,893.72). Therefore, the main clause of Article 4 of the Company Bylaws shall now read as follows:

“ARTICLE 4 – The Company Capital is six billion, one hundred twenty-nine million, nine hundred and twenty thousand, two hundred and fifty-one Brazilian Reais and eighty one cents (R$ 6.129.920.251,81), fully paid in and divided into two hundred fifty-seven million, seven hundred seventy-three thousand, six hundred sixty-nine (257,773,669) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one (99,679,851) common shares and one hundred fifty-eight million, ninety-three thousand, eight hundred eighteen (158,093,818) preferred shares.”

6.10.      To approve, by unanimous vote of the present, the Management Proposal concerning the increase of the Company capital, upon the capitalization of the special reserve for goodwill, in the total amount of two hundred million, nine hundred and five thousand, seven hundred forty-nine Brazilian Reais and sixty-nine cents (R$ 200,905,749.69). Out of this total, forty million, one hundred eighty-one thousand, two hundred and six Brazilian Reais and forty one cents (R$ 40,181,206.41) shall be capitalized, with no issuing of new shares, to the benefit of all of the shareholders, and one hundred sixty million, seven hundred twenty-four thousand, five hundred forty-three Brazilian Reais and twenty eight cents (R$ 160,724,543.28) shall be capitalized to the benefit of the Company’s controlling owner, Wilkes Participações S.A. (“Wilkes”), under Article 7 of the CVM Instruction 319/99 (as amended), upon the issuing of one million, eight hundred seventy-six thousand, three hundred and eight (1,876,308) new preferred shares. The issuing price of these preferred shares is eighty five Brazilian Reais and sixty six cents and forty-three cents (R$ 85.66) and was defined based on the weighted average of the fifteen (15) trading sessions preceding publication of the first Call Notice for this Meeting, according to Subsection III of Paragraph One of Section 170 of Law 6,404/76 (as amended). The Company shareholders will be ensured the preemptive right to subscribe shares issued upon increase of the Company capital, and the shareholders opting for exercising it shall make the payment of the issuing price of the subscribed shares directly to the controlling owner, Wilkes, in Brazilian currency, as authorized by Paragraph 2 of Section 171 of Law 6,404/76 (as amended) and by Paragraph 1 of Article 7 of CVM Instructions 319/99. Theses new preferred shares will have the same rights and characteristics as the currently preferred shares, except for the dividends related to the fiscal year ended on December 31, 2011. These new preferred shares will be entitled to dividends related to the fiscal year ended on December 31, 2012. The preemptive rights shall be exercised within thirty (30) consecutive days from the publishing of the Notice to the Shareholders informing on the starting day of such deadline. The subscription of shares shall be concluded upon expiration of said deadline for the exercise of such preemptive right. The shares acquired as of April 30, 2012, including, shall not be entitled to the subscription right. Another shareholders meeting to ratify this capital increase will not happen.

6.10.1.   As a result of the capital increase herein resolved, the Company capital shall be changed from six billion, four hundred eighty-eight million, three hundred thirty-three thousand eight hundred and ninety-three Brazilian Reais and seventy two cents (R$ 6,488,333,893.72) to six billion, six hundred eighty nine million, two hundred thirty-nine thousand, six hundred forty-three Brazilian Reais and forty one cents (R$ 6,689,239,643.41), divided into two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one (262,150,961) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten (162,471,110) are preferred shares. Accordingly, the main clause of Article 4 of the Company Bylaws shall now read as follows:

“ARTICLE 4 – The Company Capital is six billion, six hundred eighty nine million, two hundred thirty-nine thousand, six hundred forty-three Brazilian Reais and forty one cents (R$ 6,689,239,643.41), fully paid in and divided into two hundred fifty-nine million, two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one (262,150,961) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten (162,471,110) are preferred shares.”

6.11.      To approve, by unanimous vote of the present, the Management Proposal concerning the modification of Company’s Bylaws, referring to (i) Amendment of items ‘a’, ‘f’, ‘g’, ‘k’, ‘n’, ‘o’ and ‘u’, in § 1 of Article 2 of the By-laws, to standardize the list of activities undertaken by the Company and its subsidiaries; (ii) Inclusion of items ‘u’ and ‘v’ in § 1 of Article 2 of the By-laws, to contemplate the activities of “leasing and subleasing of its own or third-party furnishings” and “provision of management services”, with the consequent renumbering of the subsequent items; and; e (iii) Inclusion of the Sole Paragraph in Article 1 and amending Paragraph 2 of Article 12, toward conforming the text in the Company’s By-laws to the terms of the new Listing Regulations for Corporate Governance Level 1 of the BMF&BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros.

6.11.1.   As a result of the amendments and inclusions herein resolved, the above-mentioned Articles will take effect with the redaction transcribed below:

“ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).”

“ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a) manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b) international trade, including that involving coffee;

c) importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d) sale of drugs and medicines, pharmaceutical and homeopathic specialties; chemical products, accessories, dental care equipment, tools and equipment for surgery; production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Allopathic Drugstore or Pharmacy, Homeopathic Drugstore or Pharmacy, or Manipulation Drugstore of each specialty;

e) sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f) sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g) rental of any recorded media;

h) provision of photo, film and similar studio services;

i) execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j) acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k) provision of data processing services;

l) building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m) utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o) communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q) performance of studies, analyses, planning and market research;

r) performance of market tests for the launching of new products, packing and labels;

s) creation of strategies and analyses of "comportamento setorial de vendas" (sector sales behavior), of special promotions and advertising;

t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

u) leasing and subleasing of its own or third-party furnishings;

v) provision of management services; and

w) representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature.

Second Paragraph - The Company may guarantee or endorse business transactions of its interest, although it must not do so merely as a favor.”

“ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be.  The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall extend until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be recorded in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.”

6.12.      To approve, by unanimous vote of the present, the consolidation of the Company Bylaws, which shall read as mentioned in the Annex  attached to this Meeting.

7.            DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2011; and (c) Management Proposals.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, April 27, 2012. Signatures: Enéas César Pestana Neto – Chairman; André Rizk – Secretary. ATTENDING SHAREHOLDERS: Wilkes Participações S.A., by its own and as the beneficial owner of the voting rights of Sudaco Participações Ltda., Casino Guichard Perrachon, Abílio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila, C.I. Emerging Markets Fund; Castlerock Total Return Fund; Ci Emerging Markets Corporate Class; Ci International Corporate Class; Ci Signature Canadian Balanced Fund; Ci Signature Canadian Equity Plus Fund; Emerging Markets Equity Corporate Class; Emerging Markets Equity Pool; Kbsh Eafe Equity Fund; Select International Equity Managed Corporate Class; Select International Equity Managed Fund; Signature Canadian Balanced Fund; Signature Income & Growth Fund; Signature Select Canadian Corporate Class; Signature Select Canadian Fund; Skylon Growth & Income Trust, Blackwell Partners, LLC, Franklin Templeton Investment Funds; Public Employees Retirement Association Of New Mexico; Sbc Master Pension Trust; Stichting Depositary Apg Emerging Markets Equity Pool; The Boeing Company Employee Retirement Plans Master Trust; Vanguard Investment Series, Plc; Vanguard Total International Stock Index Fund, A Series Of Vanguard Star Funds, Edmond De Rothschild Latin America, Abu Dhabi Retirement Pensions and Benefits Fund; Alaska Permanent Fund; Alpine Total Dynamic Dividend Fund; AT&T Union Welfare Benefit Trust; Azl Blackrock Global Allocation Fund; Bellsouth Corporation Rfa Veba Trust; Bellsouth Corporation Rfa Veba Trust For Non-Representable Employees; Best Investment Corporation; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Institutional Trust Company, N.A.; British Airways Pension Trustees Limited - Main A/C; British Airways Pension Trustees Ltd. (Mpf A/C); Bt Pension Scheme; Caisse De Depot Et Placement Du Quebec; Cf Dv Emerging Markets Stock Index Fund; College Retirement Equities Fund; Commonwealth Superannuation Corporation; Compass Age Llc; County Employees Annuity and Benefit Fund of The Cook County; Dominion Resources Inc. Master Trust; Eaton Vance Collective Investment Trust For Employee Benefit Plans - Emerging Markets Equity Fund; Eaton Vance Int (Ireland) Funds Plc On Behalf of Eaton Vance Int (Ireland) Ppa Em Markets Equity Featon Vance Parametric Structured Emerging Markets Fund; Eaton Vance Parametric Tax-Managed Emerging Markets Fund; Emerging Markets Equity Index Master Fund; Emerging Markets Equity Index Plus Fund; Emerging Markets Ex-Controversial Weapons Equity Index Fund B; Emerging Markets Index Fund E; Emerging Markets Index Non-Lendable Fund B; Emerging Markets Plus Series of Blackrock Quantitative Partners, L.P.; Emerging Markets Sudan Free Equity Index Fund; Enhanced Emerging Markets Series of Blackrock Quantitative Partners, L.P.; Evangelical Lutheran Church In America Board of Pensions; Fidelity Fixed - Income Trust: Spartan Emerging Markets Index Fund; Fidelity Fixed - Income Trust: Spartan Global Ex U.S. Index Fund; Fidelity Funds - Latin America Fund; Fidelity Salem Street Trust: Fidelity Series Global Ex U.S. Index Fund; Ford Motor Company Defined Benefit Master Trust; Ford Motor Company of Canada, Limited Pension Trust; Future Fund Board of Guardians; GE Asset Management Canada Fund - Emerging Markets Equity Section; GE Institutional Funds; General Electric Pension Trust; Gmam Investment Funds Trust; Hsbc Bric Equity Fund; Ibm 401(K) Plus Plan; Illinois State Board of Investment; Ing Bewaar Maatschappij I B.V.; Ishares Ii Public Limited Company; Ishares Iii Public Limited Company; Ishares Msci Acwi Ex Us Index Fund; Ishares Msci Acwi Index Fund; Ishares Msci Brazil (Free) Index Fund; Ishares Msci Bric Index Fund; Ishares Msci Emerging Markets Index Fund; Ishares Msci Emerging Markets Minimum Volatility Index Fund; Ishares Public Limited Company; Japan Trustee Services Bank, Ltd. Re: Rtb Nikko Brazil Equity Active Mother Fund; John Hancock Variable Insurance Trust International Equity Index Trust A; John Hancock Variable Insurance Trust International Equity Index Trust B; Kansas Public Employees Retirement System; Lucent Technologies Inc. Master Pension Trust; Martin Currie If - Latin America Fund; Mellon Bank N.A Employee Benefit Collective Investment Fund Plan; Microsoft Corporation Savings Plus 401(K) Plan; Ministry of Strategy and Finance; Morgan Stanley Institutional Fund, Inc., Active International Allocation Portfolio; Morgan Stanley International Fund; Morgan Stanley Investment Management Active International Allocation Trust; New Zealand Superannuation Fund;

Northern Trust Investment Funds Plc; Northern Trust Non-Ucits Common Contractual Fund; Ontario Teachers Pension Plan Board; Pensiondanmark Invest F.M.B.A. - Emerging Markets Aktier; Pictet - Emerging Markets Index; Pictet Funds S.A Re: Pi(Ch)-Emerging Markets Tracker; Ppl Services Corporation Master Trust; Public Employees Retirement System of Ohio; Pyramis Global Ex U.S. Index Fund Lp; San Diego Gas & Elec Co Nuc Fac Dec Tr Qual; Schwab Fundamental Emerging Markets Index Fund; Ssga Msci Brazil Index Non-Lending Qp Common Trust Fund; Ssga Spdr Etfs Europe I Public Limited Company; State of California Public Employees Retirement System; State of Indiana Public Employees Retirement Fund; State of Oregon; State Street Bank and Trust Company Investment Funds For Tax Exempt Retirement Plans; State Street Emerging Markets; Stichting Blue Sky Active Equity Emerging Markets Global Fund; Teacher Retirement System of Texas; The Bank of Korea; The Brazil Value and Growth Fund; The Master Trust Bank of Japan, Ltd. As T F N T All C W Eq Inv Index Fund (Tax Ex Q Ins Inv Only); The Monetary Authority of Singapore; The Pension Reserves Investment Management Board; The State Teachers Retirement System of Ohio; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Index Fund; Treasurer of The State of North Carolina Equity Investment Fund Pooled Trust; Ups Group Trust; Vanguard Emerging Markets Stock Index Fund; Vanguard Ftse All-World Ex-Us Index Fund, A Series of Vanguard International Equity Index Funds; Vanguard Total World Stock Index Fund, A Series of Vanguard International Equity Index Funds; Xerox Corporation Retirement & Savings Plan; Schroder Alpha Plus Fia; Schroder Fundo de Investimento em Ações Ibrx-50; Schroder Ibx Plus Fundo de Investimento em Ações, all represented by Mr. Antonio de Almeida e Silva.

This is a true copy of its original.

André Rizk

Secretary

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

Authorized-Capital Publicly-Held Corporation

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO is a stock corporation with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, No. 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment called Corporate Governance Level 1 for the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Administrators and members of the Fiscal Council, when installed, subject themselves to the provisions of the Regulamento de Listagem do Nível 1 de Governança Corporativa da BM&FBOVESPA (“Level 1 Regulation”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

a)         manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

b)         international trade, including that involving coffee;

c)         importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

d)         sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

e)         sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

f)          sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

g)         rental of any recorded  media;

h)         provision of photo, film and similar studio services;

i)          execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

j)          acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

k)         provision of data processing services;

l)          building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

m)        utilization of sanitary products and related products;

n) general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

o)         communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

p)         purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

q)         performance of studies, analysis, planning and markets research;

r)          performance of market test for the launching of new products, packing and labels;

s)         creation of strategies and analysis of "comportamento setorial de vendas", of special promotions and advertising;

t)          provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u)         leasing and subleasing of its own or third-party furnishings;

v)         provision of management services; and

w)         representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature.

Second Paragraph - The Company may provide guarantees or collateral for business transactions of its interest, although it must not do so merely as a favor.

ARTICLE 3 - The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company Capital is six billion, six hundred eighty-nine million, two hundred thirty-nine thousand, six hundred forty-three Brazilian Reais and forty-one cents (R$6,689,239,643.41), fully paid in and divided into 262,150,961 (two hundred sixty-two million, one hundred and fifty thousand, nine hundred sixty-one) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and 162,471,110 (one hundred sixty-two million, four hundred seventy-one thousand, one hundred and ten) are preferred shares.”

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per 1 (one ) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.”

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS MEETING

ARTICLE 8 - The General Shareholders' Meeting is the meeting of the shareholders. The shareholders may participate at the General Shareholders' Meetings either in person or through attorneys-in-fact appointed as provided by law, in order to resolve upon the matters of interest of the Company.

ARTICLE 9 – The General Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions:

I – the amendment to the Company's Bylaws;

II – the appointment and removal of members of the Company's Board of Directors at any time;

III – the appointment and removal of the Chairman of the Company's Board of Directors;

IV – the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

V – the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and/or any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

VI – the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

VII – the approval of any proposal for change the corporate form, amalgamation, merger (including merger of shares - incorporação de ações), spin-off or split of the Company, or any other form of restructuring of the Company;

VIII – the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

IX – the approval of the accounts of the liquidator(s);

X – the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

XI – the approval or the amendment of the annual operating plan;

XII – the approval of any agreement or the amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies or any of its controlled companies and affiliates thereto, exception made to those executed in the ordinary course of business, which should be contracted at arms length (market conditions);

XIII – the purchase, sale, disposal of or creation of lien on any asset of the Company or any other investment by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 6% (six per cent) of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher;

XIV - the approval of request by the Company of self-bankruptcy or of protection under any bankruptcy or reorganization law;

XV – the approval of any delisting of shares of the Company for trading on stock exchanges or filing for new listings;

XVI –the approval of any change in the Company's dividend policy;

XVII - the approval of any financial arrangement, including the lending or borrowing by the Company of funds and the issuance of non-convertible debentures, in excess of an individual amount equal to two (2) times EBITDA of the preceding twelve (12) months; and

XVIII - the approval of any joint venture of the Company with a third parties involving an individual investment or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$ 100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to six (6) percent of the net worth (“patrimônio líquido”) of the Company as determined in its latest annual balance sheet, whichever is the higher.

ARTICLE 10 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Officers Committee.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Officers Committee shall be up to 3 (three) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Officers shall take office by signing their oaths in the Book of Minutes of the Board of Directors or of the Executive Officers Committee, as the case may be. The investiture of the members of the Board of Directors and the Executive Officers Committee shall be conditioned on prior execution of the Statement of Consent of the Administrators under the terms of the provision in the Level 1 Regulation, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Officers Committee shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13 - The Board of Directors shall consist of at least three (3) and no more than eighteen (18) members, all of whom must be shareholders of the Company, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - Considering the provisions of article 14, in the event of absence or temporary absence of any Director, that Director shall appoint, in writing, him/her replacement  among the other Board members. In this case, besides his/her own vote, the Board Member who is to replace the temporarily absent or impeded Board Member, shall also cast the vote of the member replaced. In the event of permanent vacancy of a Director´s office, the Chairman shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of the occurrence of vacancy to fulfill such position permanently, until the end of the relevant term in office.

ARTICLE 14 - The Board of Directors shall have a Chairman, appointed by the General Shareholders' Meeting.

Sole Paragraph - In the event of absence of the Chairman of the Board of Directors, he shall appoint, in writing, other Director to replace him, who will perform the Chairman’s duties. In the event of permanent vacancy of the Chairman, any of the Directors shall call a General Shareholders’ Meeting within 15 (fifteen) days from the date of vacancy, for the appointment of the new Chairman of the Board of Directors in permanent manner, until the end of the relevant term in office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least five times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director. Failure by the Chairman to call any meeting within 7 (seven) calendar days from the date of receipt of the request by any Director shall allow such Director to call the meeting.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made in writing, either by telex, facsimile or letter, at least 7 (seven) days prior to the date of each meeting, shall specify time and place and comprise a detailed agenda of the meeting. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal at the Company’s head office. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least 10 (ten) members of the Board of Directors, including those represented according to the sole paragraph of articles 13 and 14 above, shall be required for the installation of a meeting of the Board of Directors.

Fourth Paragraph – The Chairman of the Board of Directors, in each meeting of the Board of Directors, may invite members of the Advisory Board of the Company as guests, who may express their opinions and participate in the discussions, without the right to vote.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in its latter's absence, by other Director indicated by him.

Sole Paragraph – The resolutions of the Board of Directors shall be taken by majority of “ayes” cast by its members, and in case of a draw, the Chairman of the Board shall cast the tie braking vote, except as regards to the matters in which there is a conflict of interests, in which case the Chairman shall abstain from voting. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications, being construed as attending the meeting and being required to confirm their vote through a written representation forwarded to the Chairman of the Board by letter, by facsimile or by e-mail right after the end of the meeting. Once said representation has been received, the Chairman of the Board shall have been fully empowered to sign the minutes of the meeting in the name of said board member.

ARTICLE 17 - The Board of Directors shall have an Executive Secretary, appointed by majority of the Directors, whose duties shall be defined in the meeting at which he is appointed.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

a) set forth the general guidelines of the Company's business;

b) appoint and remove the Executive Officers of the Company, establishing their duties and titles;

c) supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

d) call the General Shareholders' Meeting;

e) issue an opinion on the report of the management, the accounts of the Executive Officers Committee and the financial statements of the Company;

f) approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

g) appoint and remove the independent public accountants;

h) issue an opinion on any and all proposals of the Executive Officers Committee to be submitted to the General Shareholders’ Meetings;

i) authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

j) develop, jointly with the Executive Officers Committee, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

k) define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to 15% (fifteen per cent) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

l) set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

m) set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

n) approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) and up to the amount in Reais equivalent  to US$100,000,000.00 (one hundred million U.S. Dollars) or in excess of an amount equal to 1% (one percent) and up to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher;

o) approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to 0,5 (one half) and up to 2 (two) times EBITDA of the preceding 12 (twelve) months;

p) approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year up to the amount in Reais equivalent to US$100,000,000.00 (one hundred million U.S. Dollars) or up to an amount equal to 6% (six percent) of the net worth (patrimônio líquido) of the Company as determined in its latest annual balance sheet, whichever is the higher to be submitted to the General Shareholders’ Meetings; and

q) approve any and all agreement or amendment in any agreement, directly or indirectly, between the Company and/or its affiliates and any of its controlling shareholders or their relatives, members of its management bodies and their affiliates, except from those matters under regular course of business, which shall be executed under market conditions (arms-length) to be submitted to the General Shareholders’ Meetings.

ARTICLE 19 – The Company shall have 3 (three) Special Committees, namely: (i) Human Resources and Compensation Committee; (ii) Financial Committee; and (iii) Development Sustainable Development Committee; which will be responsible for elaborating proposals or making recommendations to the Board of Directors, in their respective business areas. The Board of Directors may constitute other Committees in addition to those aforementioned.

First Paragraph - Each Special Committee shall be composed of no less than 3 (three) and up to 5 (five) members, for a term of office of 3 (three) years, reelection permitted . The members of each Special Committee shall be appointed by the Board of Directors, exclusively from among its members. The Board of Directors shall also appoint the Chairman of each Special Committee.

Second Paragraph - In the event of absence or temporary impediment of any member of any Special Committee, the absent member shall appoint, from among the other members of the Board of Directors, his or her replacement. In the event of vacancy, the Chairman of the Board of Directors shall call a General Meeting up to 7 (seven) days after the position has been confirmed verified vacant for the election of the new member of the Special Committee, until the end of the term of office. There is no prohibition against appointment of a member to more than one Special Committee during the same term of office.

Third Paragraph - The Special Committees shall hold meetings whenever called by the Chairman of Board of Directors, on his own initiative or per written request of any member of the Special Committees. Meetings of the Special Committees may be called by any member of the respective Committee whenever the Chairman of the Board of Directors does not respond to the request for call presented by said member within 7 (seven) consecutive days counting from the day of receipt of the request.

Fourth Paragraph - The duties of each Special Committee shall be established by the Board of Directors.

Section II

Executive Officers Committee (“Diretoria”)

ARTICLE 20 - The Executive Officers Committee (“Diretoria”) shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, one (1) being the Chief Executive Officer and the others Executive Officers.

ARTICLE 21 –The Executive Officers shall be in charge of the general duties set forth in these by-laws and those establish by the Board of Directors and shall keep mutual corporation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer, shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

a) in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within 30 (thirty) days, who shall complete the term of office of the CEO;

b) in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within 15 (fifteen) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 22 - The Executive Officers Committee shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Officers Committee is the presence of at least 1/3 (one third) of the Executive Officers in office at such time. The resolutions of the Executive Officers Committee shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 23 - In addition to the duties that may be attributed to the Executive Officers Committee by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Officers Committee shall have the power to:

I - manage the Company’s business and ensure compliance with these bylaws;

II – ensure that the Company’s purpose is carried out;

III - approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

IV - prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Audit Committee, as the case may be;

V – guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

VI – suggest investment and operating plans or programs to the Board of Directors;

VII - authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

VIII – render an opinion on any matter to be submitted to the Board of Directors approval; and

IX - develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 24 –The Chief Executive Officer, in particular, is entitled to:

a) plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

b) carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

c) call, install and preside the meetings of the Executive Officers Committee;

d) coordinate and conduct the process of approval of the annual/pluriannual budget and of the investment and expansion plans together with the Board of Directors; and

e) suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 25 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 26 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by 2 (two) Executive Officers, acting jointly, of whom one must always be the CEO or others Executive Officers to be appointed by the Board of Directors, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

a) jointly by two Executive Officers of whom one must always be the CEO or other Executive Officer to be appointed by the Board of Directors;

b) jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

c) jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

d) solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

ADVISORY BOARD

ARTICLE 27 - The Company may have an Advisory Board, on a non-permanent basis, with up to thirteen (13) members, shareholders or not, appointed by the General Shareholders’ Meeting.

First Paragraph - The members of the Advisory Board shall have a term of office of 3 (three) years, reelection being permitted, and may receive the compensation set forth by the General Shareholders’ Meeting.

Second Paragraph – The Advisory Board, when installed, shall meet ordinarily once every six months and extraordinarily whenever called by the Chairman of the Board of Directors.

Third Paragraph - The call notices for the meetings of the Advisory Board shall appoint the agenda to be discussed, as well as the place, date and time of the meetings, and shall be sent by mail or facsimile, at least 5 (five) days prior to the meeting.

Fourth Paragraph - The resolutions of the Advisory Board shall be record in the proper book, which shall be signed by the present members.

ARTICLE 28 - It is incumbent upon the Advisory Board to:

a) recommend to the Board of Directors measures to be taken to ensure the preservation and development of Company business and activities; and

b) render opinion on any matters submitted to them by the Board of Directors.

CHAPTER VI

FISCAL COUNCIL

ARTICLE 29 – The Fiscal Council shall operate permanently and its members shall be annually appointed by the General Meeting.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted, and they shall remain in their positions until their successors take office.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 30 - The Fiscal Council shall be composed of no less than 3 (three) and up to 5 (five) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 31 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 32 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VII

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 33 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 34 - The Company may, at the discretion of the Executive Officers Committee, prepare quarterly or semi-annual balance sheets.

CHAPTER VIII

PROFIT DESTINATION

ARTICLE 35 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

I - from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

II - After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

III - in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

IV - the remaining net profits shall have the following destination:

a) 5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

b) amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

c) 25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

d) the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

a) the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

b) the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

c) the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law.

ARTICLE 36 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of 60 (sixty) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 37 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER IX

LIQUIDATION

ARTICLE 38 - The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER X

FINAL PROVISIONS

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted in Reais using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 - The cases not regulated in these by-laws shall be solved in conformity with current applicable legislation.

ARTICLE 41 - The present by-laws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 30, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.